

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

June 17, 2022

VIA E-MAIL

Terrance Gallagher
Trustee
Pender Real Estate Credit Fund
235 West Galena Street
Milwaukee, WI 53212

      Re:     Pender Real Estate Credit Fund
               File Nos. 333-265070; 811-23806

Dear Mr. Gallagher:

On May 19, 2022, you filed the above-referenced registration statement on Form N-2 on behalf of Pender Real Estate Credit Fund (the "Fund"). We have reviewed the registration statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms, and page numbers from the registration statement as filed on EDGAR. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the Fund's registration statement.

**General Comments**

1.  We note that the registration statement is missing substantial information. Please confirm that all missing information and all exhibits will be filed in a pre-effective amendment to the registration statement. We may have additional comments on such portions when you complete them in the pre-effective amendment, on disclosures made in response to this letter, or on information supplied supplementally.

2.  Please tell us if any test the waters materials have been presented to potential investors in connection with this offering. If so, please provide us with copies of such materials.

3.  Inasmuch as Section 8(c) of the Securities Act of 1933 ("Securities Act") relates to post-effective amendments, please remove the check from the box next to "when declared effective pursuant to Section 8(c)" on the facing sheet.

4.  We note the disclosure that the Fund is seeking an order to operate as a multi-class fund. Please advise us if you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the registration statement.

## Cover Page

5. Under "Interval Fund," please include a cross-reference to the prospectus sections that discuss the Fund's repurchase policies and the attendant risks. See Guide 10 to Form N-2.

6. In the paragraph immediately following "Interval Fund," please disclose that there is no guarantee that the Fund will receive an exemptive order.

## Fund Summary

### *The Fund and its Shares*

7. Please provide the Predecessor Fund's audited financial statements and explain how the full disclosure requirements of rule 6-11 of Regulation S-X will be met, including the supplemental financial information requirements. In your response, please indicate the fiscal year end of the Predecessor Fund and what fiscal year-ends and interim periods will be included.

8. The disclosure indicates that the Predecessor Fund is transferring substantially all of its portfolio securities into the Fund. Please explain supplementally which portfolio securities will not be transferred and update the disclosure accordingly.

9. Please re-locate the disclosure regarding the Predecessor Fund to a new heading, "Predecessor Fund" in the Fund Summary. In addition, please include this paragraph in a prominent place in the disclosure responding to Item 8 of Form N-2.

### *Investment Objectives and Strategies*

10. The term "credit" in the Fund's name suggests that the Fund will invest in fixed income securities. Rule 35d-1 under the Investment Company Act of 1940 ("1940 Act") requires a registered investment company with a name suggesting that the company focuses on a particular type of investment to invest at least 80% of its assets in the type of investment suggested by its name. Please revise the strategy section of the prospectus to include a requirement to invest at least 80% of net assets plus borrowings for investment purposes in "credit instruments."

### *Fund Fees and Expenses*

11. Please supplementally explain whether the Incentive Fee calculates "pre-investment fee net investment income" on a class or Fund basis.

12. Please supplementally explain how the Fund's inability to terminate the Expense Limitation and Reimbursement Agreement during its initial term is consistent with Section 15(a) of the 1940 Act.

13. Please include a new subheading, "Distribution and Servicing Fee," under "Administration Fee" to better identify the disclosure in that paragraph. In the last sentence, please reconcile the statement that "I1 Class Shares are not offered for sale" with previous disclosure indicating that this Class is not currently available.

14. Please include a new subheading "Expense Limitation and Expense Agreement," with respect to the last paragraph in this section.

## Fund Fees and Expenses

15. Please insert a line item for Dividend Reinvestment Plan Fees per Item 3 of Form N-2.

16. Please include a graphical example of how the incentive fee works.

17. Footnote 5 suggests that the Fund will leverage with borrowed funds. In "Fund Summary" please briefly disclose the anticipated extent of such borrowings, how the borrowings will be used, and the material terms of any agreements in place.

## Investment Objectives and Strategies

### *Investment Strategies and Overview of the Investment Process*

18. The disclosure in this section discusses the various types of investments the Fund may make but does not address the research, analyses, or other considerations the Adviser will employ when making investment decisions to purchase, hold, or sell particular investments or construct the portfolio as a whole. Please revise this section to describe the investment strategies and process.

19. Please reconcile the references to the "Firm" that appear throughout the prospectus to the defined term "Investment Manager," if accurate.

20. We note that the prospectus notes in several places that the Fund may invest through REIT subsidiaries (each a "Subsidiary") (e.g., pp 18, 50, and 597). In this regard:

    a. Please disclose that a "Subsidiary" includes entities that engage in investment activities in securities or other assets that are "primarily controlled" by the Fund. In this regard, please note that "primarily controlled" means (1) the Fund controls the Subsidiary within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund's control of the Subsidiary is greater than that of any other person;

    b. Please supplementally advise us whether any of the Sub-REITs are expected to be wholly-owned by the Fund; if so, we may have further comments;

    c. Please disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) on an aggregate basis with the Subsidiary;

d.  Please disclose that the Fund complies with the provisions of the 1940 Act governing capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary's debt as its own for purposes of Section 18;

e.  Please disclose that any investment adviser to the Subsidiary complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Any investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement;

f.  If the Investment Manager or any of its affiliates will be entitled to any form of compensation in connection with the Subsidiary (including structuring or management fees), please revise to disclose the nature and material terms of such compensation;

g.  Please disclose that each Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17). Please identify the custodian of the Subsidiary, if any;

h.  Please disclose any of the Subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the Fund and the Subsidiary;

i.  Please explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not; and

j.  Please confirm in correspondence that the Subsidiary and its board of directors/trustees will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

21. Please tell us how much the Fund will invest in pooled investment vehicles that rely on the exclusions from the definition of investment company in Section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest more than 15% of its net assets in such pools, please explain why the Fund will not be limited to investment by accredited investors. We may have additional comments after reviewing your response.

*Private Debt*

22. Please clarify in the disclosure whether the Fund's "existing debt origination platform" was owned by or otherwise associated with the Predecessor Fund, the Investment Manager, or another entity, as applicable, or how the Fund otherwise has an "existing"

debt origination platform given it has not yet commenced operations.  Please supplementally discuss whether (i) other clients of the Investment Manager may invest in loans generated by the debt origination platform, (ii) the Investment Manager charges a loan servicing fee to these clients (and if so, the amount of the fee), (iv) the borrower pays any fees to the Investment Manager or its affiliates in connection with loans made on the origination platform, and (v) there are actual or potential conflicts of interest associated with, for example, the Investment Manager's or its affiliates' receipt of fees or other economic benefits, as applicable, with respect to the debt origination platform and its services to the Fund.

### *Publicly Traded Real Estate Securities*

23. Please review the first bullet under "Publicly Traded Real Estate Securities" for accuracy, i.e., if the Fund will invest in exchange-traded products (rather than exchange-traded funds, which are registered investment companies), please revise accordingly.

## Principal Risk Factors

### *General Risks*

24. Under "Borrowing; Use of Leverage," please disclose that the management fee payable to the Investment Manager (in addition to the Incentive Fee) will be higher when the Fund uses leverage than when it does not use leverage and that the Investment Manager: 1) has a financial incentive to use leverage; and 2) will have a conflict of interest in determining whether to use or increase the use of leverage for the Fund.  Please also explain how the Investment Manager expects to manage this conflict of interest.

### *Investment Strategy-Specific Investment-Related Risks*

25. Under "Risks of Uninsured Losses," please define "Primary Collateral."

26. Please review the Debt Securities Risk for consistency with the Fund's principal investments and re-locate those risks which are not principal to the SAI (e.g., sovereign debt, zero coupon bonds).

### *Limits of Risk Disclosures*

27. The disclosure under "Limits of Risk Disclosures" refers to documents that will not be delivered with the prospectus and otherwise implies that the disclosure is incomplete. Please remove or revise the disclosure to avoid this implication.

## Investment Management Fee

28. The first paragraph under this heading indicates that the investment management fee is subject to "certain adjustments."  Please disclose what adjustments are made to the management fee.

**Loan Servicing Fee**

29. Please supplementally analyze whether the loan servicing fee involves the provision of investment advisory services subject to Section 15 of the 1940 Act. In addition, please supplementally discuss all of the material factors that the Board considered in reviewing and approving the loan servicing fee, including vis a vis the management fee. In your response, please address, at a minimum, the Board's consideration of the nature and quality of the services to be provided, the reasonableness of the fee, the Investment Manager's operational resiliency, any conflicts of interest relevant to the Investment Manager in providing this service to the Fund, and whether the loan servicing fee arrangement was consistent with the practices of other registered investment companies with similar investment strategies. If the Board did not consider these factors, please explain why it did not.

**Predecessor Fund Performance**

30. Please include a reference to the Predecessor Fund's financial statements. In addition, please supplementally:

    a. Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created. Please also state the exemption or exclusion from the definition of investment company upon which the Predecessor Fund relied;

    b. Confirm that the adviser for the Predecessor Fund was the adviser for the Predecessor Fund for the entire performance period shown. In addition, please discuss whether the Investment Manager managed any other accounts or pooled investment vehicles that were materially equivalent to the Fund. Were these other accounts converted to registered investment companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account or pooled investment vehicle had lower performance as compared with the Predecessor Fund;

    c. Describe whether the Predecessor Fund made any investment strategy changes within a one year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (e.g., via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within a one year of this date, please describe whether such investors were able to invest in an account with substantially similar investment strategies to that of the Predecessor Fund; and

      d.   Represent that the Predecessor Fund has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

## Fund Expenses

31. Please supplementally explain the accounting guidance permitting offering costs to be expensed as incurred.

32. If organizational expenses will be paid out of Fund assets, please so disclose, including how will they be amortized and over what period.  See Item 9.1.f of Form N-2.

## Conflicts of Interest

33. Please remove "but not limited to" from the first paragraph and "[b]y acquiring Shares, each Shareholder will be deemed to have acknowledged the existence of any such actual and potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest" from the second paragraph.

## Calculation of Net Asset Value

34. We note the Fund's intention to conduct a continuous offering at net asset value and the repurchase-related requirements imposed by Rule 23c-3 under the 1940 Act arising from the Fund's election to be an interval fund.  With a view to enhanced disclosure under Calculation of Net Asset Value, please explain the process and information considered when valuing Private Debt on a daily basis for the purpose of selling and repurchasing Fund shares.

## Dividend Reinvestment Plan

35. Please disclose how the Fund will handle partial Shares.

## Statement of Additional Information

### *Fundamental Policies*

36. Fundamental policies 1, 2, 5, 6, and 7 reference the limits of the 1940 Act, but do not provide those limitations.  Accordingly, please disclose these limitations in an appropriate place.

37. Please revise the Fund's fundamental policy to more clearly indicate that the Fund will concentrate its investments in the real estate industry.  In addition, please disclose this policy in the prospectus and the policy's associated risks.

### *Additional Information on Investment Techniques of the Fund and Related Risks*

*Investments in Real Estate – Joint Venture Entities*

38. Please supplementally confirm that the Fund will not enter into any joint venture arrangements unless permitted by Sections 17(a) and (d) of the 1940 Act, any applicable staff no-action positions, or by Commission order.

### *Financial Statements*

39. Please provide the seed financial statements of the Fund.

## Part C

40. Please supplementally confirm that the Fund will file executed copies of the agreements listed in the exhibit index when available.

41. Please confirm that the legal opinion (to be filed by amendment) will be consistent with Staff Legal Bulletin No. 19 (Oct. 14, 2011).

42. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by the sole trustee. Please ensure that once the Board of Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of trustees.  See Section 6(a) of the Securities Act.

## Agreement and Declaration of Trust

43. We note that Article II, Section 2.10 imposes certain conditions upon a Shareholder who wishes to bring a derivative action on behalf of the Trust or any Class of the Trust.  In this regard, please disclose in an appropriate location in the prospectus that (a) Shareholders must bring a pre-suit written demand, and (b) the Trustees must be afforded a reasonable amount of time to consider such Shareholder request.

44. We understand that Delaware law permits a fund to eliminate or alter the fiduciary duties of trustees, shareholders or other persons, and replace them with the standards set forth in the Declaration of Trust.  Provisions eliminating or altering the fiduciary duties of a fund's trustees, officers, member of any advisory board, investment adviser(s), depositor or principal underwriter ("fiduciary covered persons") are inconsistent with federal securities laws and the Commission's views on such fiduciary covered persons' fiduciary duties.  Please summarize the provision in Article IX, Section 9.7 of the Agreement and Declaration of Trust in an appropriate location in the prospectus. Please immediately follow the disclosure with a statement that nothing in the Agreement and Declaration of Trust modifying, restricting or eliminating the duties or liabilities of trustees shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to matters arising under the federal securities laws.

**By-Laws**

45. We note that Article IV, Section 4.3 of the By-Laws states that broker non-votes will be counted as present for quorum purposes. Please advise us how this provision is consistent with NYSE Rule 452 with respect to shareholder meetings involving non-routine matters.

46. Please revise Article VII of the By-Laws to state that this article does not apply to claims arising under the federal securities laws. In an appropriate location in the prospectus, please disclose this provision and its corresponding risks even as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

*****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please contact me at (202) 551-6869 or hunter-cecih@sec.gov.

Sincerely,

/s/ Holly Hunter-Ceci

Holly Hunter-Ceci
Senior Counsel

cc:     Cheri R. Williams, Faegre Drinker Biddle & Reath LLP
        Christina DiAngelo Fettig, Staff Accountant
        Jay Williamson, Branch Chief
        Andrea Ottomanelli Magovern, Assistant Director